As filed with the Securities and Exchange Commission on January 11, 2000 Registration No. 0-27929
==============================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                               FORM 10-SB/A No. 1


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             Skreem.com Corporation
                 --------------------------------------------
                (Name of Small Business Issuer in its Charter)


            Delaware                                       62-1655508
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


                 1110 Palmer Avenue, Winter Park, Florida 32790
         --------------------------------------------------------------
          (Address of principal executive offices)          (Zip Code)

     Issuer's telephone number:          (407) 645-1704
                                         --------------

     Securities to be registered under Section 12(b) of the Act:

    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered

             N/A                                           N/A
            -----                                         -----

Securities to be registered under Section 12(g) of the Act:

                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                               (Title of Class)

                            Skreem.com Corporation

                                   FORM 10-SB

TABLE OF CONTENTS

PART I                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  7

Item  3.     Description of Property......................................  8

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management..............................................  8

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons.........................................  9

Item  6.     Executive Compensation....................................... 10

Item  7.     Certain Relationships and Related Transactions............... 11

Item  8.     Description of Securities.................................... 11

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 12

Item  2.     Legal Proceedings............................................ 12

Item  3.     Changes in and Disagreements with Accountants................ 12

Item  4.     Recent Sales of Unregistered Securities...................... 12

Item  5.     Indemnification of Directors and Officers.................... 13

PART F/S

             Financial Statements......................................... 14

PART III

Item  1.     Index to Exhibits............................................ 24

             Signatures................................................... 25

                                PART I

Item 1.  Description of Business

Corporate History
-----------------

     Skreem.com Corporation a Delaware corporation (the "Company")formerly Commerce Centers Corporation was formed in May 1989 but did not have any operations until it acquired Skreem.com Corporation a Nevada corporation ("Skreem") in March 1999. Upon the acquisition of Skreem, the Company changed its name from Commerce Centers Corporation to "Skreem.com Corporation." The Company acquired all of Skreem's issued and outstanding shares of common stock making Skreem a wholly-owned subsidiary of the Company. The business of Skreem has become the only operating business of the Company and the officers and directors of Skreem have assumed the officers and director positions of the Company. When used herein the term "Company" refers to the combined entity unless the context otherwise indicate.

     Skreem was formed in 1999 to develop and market computer and Internet related software. In February 1999, Skreem acquired R&R Marketing Group, Inc. which had the rights to a series of computer software known as Skreem System Acceleration. The Skreem software attempts to accelerate the speed of a computer in relation to various computer programs' operating abilities. The initial concept was aimed at allowing individuals to purchase this software to accelerate a computer's operating speed rather than having to purchase new hardware to achieve increased operating speeds. The software was designed to be flexible and work with any computer that is a 486DX or superior and runs either the Windows 95 or 98 operating systems.

     Skreem has only recently been formed and has not had the time or financing to exploit its software. Previously, the efforts of R&R Marketing Group, Inc., the prior owners of the software, were on the development of the software and not on its commercialization. Accordingly, the future market acceptability of the Skreem software is still unknown.

     If the Company is successful in exploiting the Skreem software, the Company intends to develop other computer and Internet related software and
potentially acquire other hi-tech, Internet or software business.   In an
effort to fund the development and marketing of the "Skreem System Acceleration," the Company raised over $900,000 through the sale of shares of its common stock in a private placement. These funds will be used to complete Beta versions of its products and commence marketing efforts.

Operations
----------

     Products and Services
     ---------------------

     The Company's first product is called Skreem System Acceleration, which is a comprehensive software tool aimed at increasing operating speeds of computers. The goal of the software is to accelerate the speed in which computers perform their functions and decrease Internet download and upload times. Additionally, the software attempts to stabilize Microsoft Windows(tm), run graphics faster and makes it easier to navigate through toolbars.

     The Company recently completed benchmark testing using WinTune98, an industry-standard testing program. All tested variables showed marked increases in performance. Skreem.com owns 100% of all rights to the acceleration methodology as well as all pending trademarks.

     Skreem System Acceleration has two versions: Skreem for Windows 95 and Skreem for Windows 98. These main Skreem acceleration software products have also been partitioned into several distinct products. The Skreem acceleration tool has been divided into: Skreem Internet, Skreem Windows and Skreem Graphics. These products are sold separately from the comprehensive Skreem accelerator tool, providing consumers the ability to choose the specific Skreem tool to fit their needs.

     All of the Company's products and services will be available for licensing and purchase on the Company's website. The Company anticipates including extensive technical support options that will reduce the traditional high cost of customer assistance. Initially the website will be the main venue for purchasing the Company's products. In a marketing move, the site is planned to have Java-based "cookies" (invisible applications that automatically download and run on a user's computer) that will profile the computer being used by the person viewing the website. The website will then customize the viewable information to the visitor's computer settings. For example, a "cookie" will automatically download to a visitor who is using a 486dx computer running Windows 95. That information about the visitor's computer is sent back to the Company's site within seconds. From then on, the visitor will see performance charts and graphs showing how the Company's acceleration software will boost the visitor's specific computer configuration. Sales efforts are hopefully made easier since potential customers don't have to search around for details about the Company's products for their specific computer.

     The Company is working on providing web-based support resources that provide front-line assistance for the Company's suite of applications. Four types of self-help tools are planned:

     Knowledge Base: Users can search a database for common solutions relating to an issue.

     Frequently Asked Questions: Users can review a list of answers to the most frequent questions relating to Skreem.com software.

     FTP download Library: Users can download patches, software updates, drivers, technical articles, bug fixes and enhancements.

     Tech Support Software: Users can quickly download the software used by the Company for its direct real-time customer support option.

     Second-Stage Products and Services
     ----------------------------------

     The Company is developing products for the second phase of its evolution. The second set of software products will expand the list of possible operating systems with which the Skreem System Acceleration can operate including:
Skreem 2000, Skreem Windows NT and Skreem Networks. The Company intends to updated its software with each new iteration of the Windows (tm) operating system. The Company hopes to be able to eventually offer its Skreem software products in multiple languages for international sale.

     As funding permits, the Company hopes to be able to develop a strong software team that not only works on the Skreem products but also will be able to develop software for licensing to other software firms. Some of the first projects currently being considered for development for licensing to others areas include a software installation system that protects against software piracy, a data encryption system and a proprietary customer service technology that allows online real-time repair of customers' computers. All future development will be dependant on the Company's first product, Skreem System Acceleration and potentially upon the Company's ability to generate further investment capital for expansion.

     Although the Company has developed its product and performed initial test along with Beta runs, management feels the product is several months from full commercialization. The Beta results appear promising; however, the Company must still complete its downloading technology to allow purchasers to access the software on the Company's web site. Until commercialization of the product is commenced, there can be no assurance of future success. Additionally, although Beta versions of the product do not show any operating problems, upon large scale usage of the product, it would not be unusual for certain "bugs" to be found which would require correction. This could slow further developments of the software.

     Marketing Strategy
     ------------------

     The Company's short-term marketing strategy is to set up channel sales through major distributors. The Company plans to promote its products and brand names with the use of industry and consumer magazine advertising, co-operative advertising campaigns with the dealers and distributors, as well as an aggressive display and international trade show schedule.

     Strategic alliances and licensing are a major plan of the Company's long-term marketing strategy to enter new and existing markets making use of established distribution and customer bases of the Company's partners and licensees.

     Competition and Markets
     -----------------------

     The Company faces many challenges and competitors to its software. The competition comes not only from other software products but from computer hardware manufactures that continue to make faster computers at cheaper prices. Additionally, other software companies offer products to improve computer functions. The Company's operation is very vulnerable to competition because of the Company's financial capabilities and the newness of its product. The Company's present size and financial capabilities creates a situation where its competitors are larger, better financed and have better name recognition than the Company placing the Company at a competitive disadvantage.

     Research and Development
     ------------------------

     The Company's programming and product development has been performed by two of the Company's officers in the past. The Company intends to hire three or four new programmers to assist in product development and improvements on current products. If the Company's current software proves successful, the Company will accelerate the addition of new programmers to reduce the time required to develop new software.

     Patents and Trademarks
     ----------------------

     The Company has filed for trademark registration on the name "Skreem.com System Acceleration," and is in the process of filing trademark registrations on product names. The Company has been granted Internet registration of the domain name "Skreem.com."

     Government Regulation
     ---------------------

     The Company is not subject to any government regulations other than those that normally apply to other software manufacturers, such as copyright and trademarks laws.

     Year 2000 Computer Problem
     --------------------------


     Many currently installed computer systems and software programs are not capable of correctly processing 21st century dates. As a result, computer systems, software and other computer controlled processes used by many companies in a very wide variety of applications could have experienced operating difficulties unless they were modified or upgraded to adequately process information involving, related to, or dependent upon the century change. Significant uncertainty will continue to exist as to the long term success in preparing computer systems for the 21st century dates.

     The Company has not experienced any trouble with its computer systems and is not aware of any trouble experienced from other companies it is currently engage in business. The Company will continue to monitor this situation over the next several months but does not anticipate any significant problems.



     Employees
     ---------

     The Company has three employees.  (See "Directors and Executive
Officers.")

     Offices
     -------

     The Company's principal executive offices are located at 1110 Palmer Avenue, Winter Park, Florida 32790. These offices are provided, rent free, by the Company's president, Thomas Tedrow. The Company believes that the above facilities are adequate for the foreseeable needs of the Company; however, eventually as the Company expands its employee base, it anticipates adding additional office space.

Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
--------

     The Company has developed and is completing beta test of a software based system called "Skreem System Acceleration" which accelerates the operating speed of Microsoft Windows(tm) based software programs. The Company has only just begun limited marketing of its product. Previous efforts have been focused on the development of the software and obtaining funds necessary to produce and market the software. The Company has now raised over $900,000 to commence manufacturing, marketing and product support activities. The Company will be completely dependent on the success of the Skreem System Acceleration.

Plan of Operation
-----------------

     The Company intends to commence marketing and distribution of its Skreem System Acceleration through various means. Initially, even with the funds raised, the Company will have to focus on limited advertising to garner interest in the Company's products. Advertising will be through the Company's Internet site with "banners" from other sites to attract interest. Additional advertising will be in computer magazines. The Company will also attempt to place its product in computer stores and other software outlets. The Company may have difficulty obtaining space on shelves do to its lack of a prior track record or size.

     The Company will use its funds principally to develop a support network and for marketing its current product. Some funds will be used to hire additional programmers to improve upon the Company's current products. The Company does not anticipate it will be profitable in the current year and foresees at least twelve months of losses as it commences marketing efforts and hires additional support staff and programmers. If the Company is unable to generate revenue from product sales within the next twelve months, the Company would be forced to seek additional capital to continue in business.

Liquidity and Capital Resources
-------------------------------


     At the year end December 31, 1998, and the quarter ended March 31, 1999, the Company essentially had no assets and was focused on the development of its software program. The Company fortunately did not have extensive cash drains as the officers of the Company were the developers of the software and not taking large salaries. After the quarter ended March 31, 1999, the Company was able to raise over $900,000 through the sale of shares of its common stock in a private placement. At September 30, 1999, the Company had $615,825 in cash to fund operations. The Company believes these funds are sufficient to support the Company's operations for the next twelve months. However, as the Company commences to bring its product to market the Company anticipates the need to generate additional capital. Liabilities at September 30, 1999, were only $11,322.



     The Company intends to use its capital to commence marketing operations on its software, hire additional programmers and fund ongoing working capital needs. The Company's future success will be dependent on the acceptance of the "Skreem System Acceleration" software. If the software is not received well by potential consumers, the Company's future success will be in question.

The Company does not have any other products, at this time, and likely will not have the capital to develop and market other potential software. Even if the Company is successful in generating a market for its software, it is likely that the Company will need additional capital to aggressively market its software and to work on the development of additional software. Management anticipates any future capital will be raised through the sale of its securities which may dilute current shareholders.

Results of Operations
---------------------


     The Company's prior operations were limited and principally aimed at the development of its software. Since inception through September 30, 1999, the Company had expenses of $288,027 related to the formation of the Company and software development expenses. The Company anticipates expenses will increase as it moves into the marketing phase of its product development. For the three and nine months ended September 30, 1999, the Company had $77,324 and $201,940, respectively in expenses reflecting the increase in personnel and development cost related to beta test and initial marketing efforts. The future success of the Company is still an unknown factor as the Company has not had the time to engage in extensive marketing efforts and presently has no sales.


Item 3.  Description of Property

     The Company's only property consist of office space provided by the Company's president at no charge. The Company believes its present office space is sufficient for the foreseeable future. Once the Company starts generating revenue, the Company will consider moving to new office space. The Company's other property consist of office and computer equipment.

Item 4.  Security Ownership of Certain Beneficial Owners and Management



     The following table sets forth the number of shares of the Company's Common Stock, par value $0.01, held by each person who is believed to be the beneficial owner of 5% or more of the shares of the Company's common stock outstanding at January 4, 2000, based on the Company's transfer agent's list, representations and affidavits from shareholders and beneficial shareholder lists provided by the Depository Trust and securities broker dealers, and the names and number of shares held by each of the Company's officers and directors and by all officers and directors as a group.

Title of   Name and Address          Amount and Nature of            Percent
Class      Of Beneficial Owner       Beneficial Ownership            of Class
--------   -------------------      ---------------------            --------
Principal Shareholders
----------------------
Common     Thomas Tedrow
           1110 Palmer Avenue
           Winter Park, Florida
           32790                             7,867,000                 58.2%

Common     Jeff Martin (1)
           179 Fairview Point Circle
           Orlando, Florida
           32790                               581,962                  4.3%

Common     Forbes Investments (2)
           Central Plaza, Suite 4703
           18 Harbour Rd.
           Wanchai, Hong Kong, PRC             400,012                  2.96%

Common     FSC Limited (3)
           Central Plaza, Suite 4703
           18 Harbour Rd.
           Wanchai, Hong Kong, PRC             400,012                  2.96%

Officers, Directors and Nominees
--------------------------------
Common     Thomas Tedrow               ---------See Above---------
Common     Mike Reynolds                       250,000                  1.86%
Common     Jacob Nguyen                        100,000                  0.74%

All Officers, Directors, and
 Nominees as a Group (3 Person)              8,217,000                 60.78%
--------------------------------
(1) Mr. Martin owns 506,962 shares directly or through his business. Mr. Martin's children own 75,000 shares.
(2)  Mr. Martin has voting power over 400,012 shares held by Forbes
Investments.
(3) Mr. Martin has voting power over 400,012 shares held by FSC Limited.



Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The names of the Company's executive officers and directors and the positions held by them are set forth below:

     Name             Age    Position                      Director Since
    ------           ----    --------                      --------------

Thomas L. Tedrow      48     President & Chief Executive
                             Officer, Director                  1999

Michael Reynolds      22     Vice-President of Product
                             Development, Director              1999

Jacob Nguyen          26     Treasurer & Secretary, Director    1999

     The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information
------------------------

     Set forth below is certain biographical information with respect to each of the Company's officers and directors.

     Thomas L. Tedrow is the author of over twenty books. He is an international marketing strategist who publishes Market Management Reports and founded Financial Discoveries. He directs Tedrow Communications Corporation, a marketing communication firm with offices in Orlando, Florida and Hong Kong. Mr. Tedrow is a graduate of the University of Florida with a degree in Public Relations/Journalism.

     Michael Reynolds is the developer of the Skreem System Acceleration product. Previously, he was the principal of R&R Marketing, a high-technology marketing firm based in Missouri which was acquired by the Company. Mr. Reynolds focuses on the development of various software.

     Jacob Nguyen is the managing director of Market Management International, Inc., an investment research firm. Mr. Nguyen heads a team of analysts and writers that researches companies from around the world. Previously, he was vice president of Waterford Sterling, Inc., an international public relations firm that created media campaigns and advertising for multinational corporations. Mr. Nguyen has a bachelor's degree in International Economics.

Key Consultant
--------------

     Jeff Martin assisted the Company with its merger with Skreem.com Corporation. And has been providing other business consultation. Mr. Martin is the principal of Martin Consultants and has worked with Mr. Tedrow with other corporations. Although not an officer or director of the Company, it is anticipated Mr. Martin will have a voice in the direction of the Company particularly given his relationship with Mr. Tedrow and other officers of the Company. Mr. Martin is a shareholder of the Company.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for the Company's last completed fiscal year to the Company's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Company's last completed fiscal year):

SUMMARY COMPENSATION TABLE
--------------------------

                                                        Long Term Compensation
                                                        ----------------------
                     Annual Compensation               Awards       Payouts
                     -------------------               ------       --------
                                                  Other      Restricted
Name and                                         Annual    Stock   Options   LTIP     All other
Principal Position Year    Salary    Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----    ------    -------- ------------ ------   -------  ------  ------------
Thomas Tedrow(1)  1998      -0-       -0-        -0-          -0-      -0-    -0-     -0-
President and CEO


(1)K.A. Emery was the president of the Company prior to its merger with Skreem.com and subsequent name change. Ms. Emery did not receive a salary. Mr. Tedrow was the President of Skreem.com Corporations prior to its merger with the Company and did not receive a salary during this time. The Company had no operations prior to its merger with Skreem.com Corporation which itself had no operations in prior years

Options/SAR Grants in Last Fiscal Year
--------------------------------------
     The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation
---------------------------------
     None.

Compensation Pursuant to Plans
------------------------------
     The Company does not have any compensation or option plans.

Pension Table
-------------
     Not Applicable

Other Compensation
------------------
     None

Compensation of Directors
-------------------------
     Director's receive no compensation except for reimbursement for expenses associated with attending a directors meeting.

Termination of Employment and Change of Control Arrangement
-----------------------------------------------------------
     There are presently nor are there anticipated any agreements regarding change of control of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company completed the acquisition of Skreem.com Corporation, a Nevada corporation in 1999. At the time of the acquisition, the Company was controlled, in part, by Jeff Martin who has had a long term business relationship with Tom Tedrow, the current president of the Company and the president of the private Skreem.com Corporation at the time of the acquisition. This relationship brings into question the arm's length nature of the transaction. Management believes the terms of the merger were fair.

     In August and September of 1999, the Company loaned an aggregate of $100,000 to Union Online Organized Internet Services, Inc. ("Union"). These loans are secured by 400,000 shares of Union's stock. The notes bear interest at eight percent and are payable on demand. The Company received as consideration for entering into these loans 100,000 shares of Union. Union has no trading market for its securities. Mr. Tedrow, the president of the Company and Mr. Martin a consultant to the Company are shareholders of Union.

     In August 1999, the Company loaned to Skreem Entertainment Corporation, a Nevada corporation controlled by Thomas Tedrow, the president of the Company, $53,658.30. The note is payable on demand and bears interest at 10%.


Item 8.  Description of Securities

Description of Securities
-------------------------
     General
     -------

     The Company is authorized to issue 30,000,000 shares of capital stock, par value $0.01 per share designated as Common Stock. There are 13,520,315 fully paid and non assessable shares of Common Stock currently issued and outstanding as of January 4, 2000.

     Common Stock
     ------------
     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters

     The Company's Common Stock is currently not quoted or listed for trading with any exchange or market.

     Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

     As of October 15, 1999, the Company had 13,520,315 shares of its Common Stock issued and outstanding held by approximately 178 shareholders.

Item 2.  Legal Proceedings

     The Company is not, and has not been, involved in any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

     The Company has not changed, nor had any disagreements with, its independent certified accountants.

Item 4.  Recent Sales of Unregistered Securities

     In April 1999, the Company engaged in the acquisition of Skreem.com Corporation, a Nevada corporation, through the exchange of shares of the Company's common stock for all of the issued and outstanding shares of common stock of Skreem. The Company relied on exemptions from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act") for the issuance of the shares. There were four shareholders of Skreem at the time of the acquisition. All shares issued to the Skreem shareholders are considered "restricted securities" by the Company.

     In April and May of 1999, the Company completed the sale of 1,000,000 shares of its common stock raising $1,000,000 in a private placement conducted under Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company filed a form D with the SEC and made the appropriate New York state filings. All shares of stock issued were deemed to be "restricted securities" as that term is defined in the Securities Act and the share certificates have been marked indicating the shares are "restricted."

Item 5.  Indemnification of Directors and Officers

Section 145 of the Delaware Corporation Law provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the feet that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Delaware Corporation Law.

    The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  PART F/S
                                  --------
Financial Statements and Supplementary Data:
-------------------------------------------

Financial Statements for June 30, 1999 and for December 31, 1998, and 1997:

                                                                    Page No.

    _  Independent Auditors' Report                                    15

    _  Balance Sheets, June 30, 1999 and 1998                          16

    _  Statements of Operations for the year ended June 30,
       1999, and from May 17, 1989 (inception) to June 30, 1999        17

    _  Statement of Stockholders' Equity, from inception on
       May 17,1989 through June 30, 1999                               18

    _  Statements of Cash Flows for the year ended June 30, 1998,
       and from inception on May 17, 1989 through June 30, 1999        19

    -  Notes to Financial Statements                                   20


Financial Statements (unaudited) for September 30, 1999:

    -  Compilation Report                                              23

    -  Balance Sheets, September 30, 1999 and December 31, 1998        24

    _  Statements of Operations for the three and nine Months
       ended September 30, 1999, and 1998 and from May 17, 1989
       (inception) to June 30, 1999                                    25

    -  Statements of Cash Flows for the for the nine months ended
       September 30, 1999 and 1998 and from inception on May 17,1989
       through September 30, 1999                                      26

    -  Notes to Financial Statements                                   27

ANDERSEN, ANDERSEN & STRONG, L.C.
Certified Public Accounts and Business Consultants




             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Skreem.com Corporation
Salt Lake City, Utah

  We have audited the balance sheets of Skreem.com Corporation (a development stage company) at June 30, 1999, December 31, 1998, and December 31, 1997 and the related statements of operations, stockholders' equity, and cash flows for the six months ended June 30, 1999 and the years ended December 31, 1998, 1997 and the period from inception (May 17, 1989) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skreem.com Corporation at June 30, 1999, December 31, 1998 and December 31, 1997, and the results of its operations and cash flows for the six months ended June 30, 1999 and the years ended December 31, 1998, 1997 and the period from inception (May 17, 1989) to June 30, 1999 in conformity with generally accepted accounting principles.

/S/ ANDERSEN ANDERSEN & STRONG, L.C.
Salt Lake City, Utah
September 29, 1999

                  SKREEM.COM CORPORATION AND SUBSIDIARY
                        (A Development Stage Company)
                               BALANCE SHEETS
                     June 30, 1999 and December 31, 1998


                                               June 30,    Dec. 31,
                                                1999        1998
                                             -----------  -----------
                           ASSETS


CURRENT ASSETS:
  Cash                                       $   794,060  $    -
                                             -----------  -----------
Total current assets                             794,060       -

EQUIPMENT:
  Office equipment                                10,998       -
  Accumulated depreciation                      (    716)      -
                                             -----------  -----------
                                                  10,282       -
OTHER ASSETS:
  Organization costs net of amortization             858       -
                                             -----------  -----------
                                             $   805,200  $    -
                                             ===========  ===========

                    LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Accrued expenses and payroll liabilities   $    15,277  $    -
                                             -----------  -----------
  Total current liabilities                       15,277       -


STOCKHOLDERS EQUITY:
  Common stock, par value $.01;
  authorized 30,000,000 shares; issued and
  outstanding 13,420,315 and 2,920,200           134,203     29,202
  Capital in excess of par value                 861,561     62,218
  Receivable on shares issued                       -        (4,500)
  Deficit accumulated during the
  development state                             (205,841)   (86,920)
                                             -----------  -----------

  Total stockholders' equity                     805,200       -
                                             -----------  -----------
                                             $   805,200  $    -
                                             ===========  ===========




                  See accompanying notes to financial statements

                 SKREEM.COM CORPORATION AND SUBSIDIARY
                          (A Development Stage Company)
                            Statements of Operations
                 Six Months Ended June 30, 1999, and the Years
                       Ended December 31, 1998 and 1997
               And Inception (May 17, 1989) Through June 30, 1999

                                                                                Inception
                                                                                Through
                                          June 30,     Dec. 31,     Dec.31,     June 30,
                                            1999        1998         1997         1999
                                        -----------  -----------  -----------  -----------
REVENUE

  Interest income                       $    5,697   $     -      $     -       $    -
                                        ----------   -----------  -----------   ----------

EXPENSES:
  General and administrative               123,824        8,470       13,450       210,744
  Depreciation and amortization                794         -            -              794
                                        ----------   ----------   ----------    ----------
  Total expenses                           124,618        8,470       13,450       211,538
                                        ----------   ----------   ----------    ----------

NET LOSS                                $ (118,921)  $   (8,470)  $  (13,450)   $ (205,841)
                                        ==========   ==========   ==========    ==========

Net loss per common share
  Basic                                 $     (.01)  $     (.01)  $     (.01)   $     -
                                        ===========  ==========   ==========    ==========

Wieghted average shares outstanding
 Basic                                    8,048,376   1,363,029     1,335,000         -
                                        ===========  ==========   ===========   ==========


                See accompanying notes to financial statements

                       SKREEM.COM CORPORATION AND SUBSIDIARY
                            (A Development Stage Company)
                     Statement of Stockholders' Equity (Deficit)
           Period From Date of Inception (May 17, 1989) Through June 30, 1999

                                   Common       Common     Capitol In    Receivable
                                    Stock        Stock     Excess of     On Shares   Accumulated
                                   Shares       Amount     Par Value     Issued      (Deficit)        Total
                                -----------  -----------  -----------  -----------  -------------  ------------
Issuance of shares of common
 stock on May 17, 1989 for
 professional services rendered
 at $.02                          1,200,057 $     12,001 $      7,999        -       $     -        $   20,000
Accumulated deficit - period May
 17, 1989 to December 31, 1995         -            -            -           -       (   20,000)    (   20,000)
Issuance of shares of common
 stock during 1996 for cash
 at $.33                             30,000          300        9,700        -             -            10,000
Issuance of shares of common
 stock during 1996 for professional
 services rendered at $.33          105,000        1,050       33,950        -             -            35,000
Net loss year ended December 31,
1996                                   -            -            -           -        (  45,000)    (   45,000)
Net loss year ended December 31,
1997                                   -            -            -           -        (  13,450)    (   13,450)
                                 -----------   -----------  -----------  -----------  -----------  -----------

Balance December 31, 1997         1,335,057       13,351       51,649        -        (  78,450)    (   13,450)
                                 -----------  ------------  -----------  -----------  -----------  -----------
Issuance of shares of common
 stock during 1998 in settlement
 of accrued liabilities for
 professional services at $.02    1,315,258       13,152        8,768        -             -            21,920

Issuance of shares of common
 stock during 1998 for a
 commitment to provide future
 capital at $.02                    270,000        2,700        1,800    (  4,500)         -              -

Net loss year ended December 31,
 1998                                  -             -           -           -         (  8,470)    (    8,470)
                                -----------   -----------  -----------   -----------  -----------  -----------
Balance December 31, 1998         2,920,315     $  29,203      62,217   $(  4,500)    $( 86,920)    $     -
                                -----------   -----------  -----------   -----------  -----------  -----------
Issuance of shares of common
 stock during 1999 to acquire
 wholly owned subsidiary at $.00  9,600,000        96,000  (   86,000)        -            -            10,000
Issuance of common stock during
 1999 for cash at $.99              900,000         9,000     885,344         -            -           894,344
Commitment to provide future
 capital satisfied                     -             -           -           4,500         -             4,500
Net loss for six months ended
June 30, 1999                          -             -           -            -       ( 118,921)     ( 118,921)
                                 -----------  -----------  -----------  -----------  -----------   -----------

Balance June 30, 1999            13,420,315       134,203     861,561    $           $( 205,841)     $ 789,923)
                                 =========== ============ ============ ============= ============= =============

                 See accompanying notes to financial statements

                       SKREEM.COM CORPORATION AND SUBSIDIARY
                                (A Development Stage Company)
                                  Statements of Cash Flows
                        Six Months Ended June 30, 1999, and the Years
                             Ended December 31, 1998 and 1997
                       And Inception (May 17, 1989) Through June 30, 1999



                                                                                                   Inception
                                                                                                   Through
                                                              June 30,     Dec. 31,     Dec. 31,     June 30,
                                                                 1999        1999        1999         1999
                                                             -----------  -----------  ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                   $ (118,921)  $  ( 8,470)  $  (13,450) $ (205,841)
  Adjustment to reconcile net loss to
  net cash used by operating activities:
    Depreciation and amortization                                   741         -            -            794
 Increase (decrease) in accounts payable-accrued expenses        15,277      (13,450)      13,450      15,277
 Expenses paid with common                                        9,500       21,920         -         86,420
                                                             -----------  -----------  ----------  -----------
   Net cash (used) by operations                               ( 93,350)        -            -       (103,350)
                                                             -----------  -----------  ----------  -----------

CASH FLOW FROM INVESTING ACTIVITIES:
 Purchase of equipment                                         ( 10,998)        -            -       ( 10,998)
 Increase in organization                                      (    936)        -            -       (    936)
                                                             -----------  -----------  ----------  -----------

                                                               ( 11,934)        -            -       ( 11,934)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common
 stock for cash                                                 899,344         -            -        909,344

                                                             -----------  -----------  ----------  -----------
 Net cash provided from financing activities                    899,344         -            -        909,344
NET INCREASE IN CASH                                            794,060         -            -        794,060
Cash, beginning                                                    -            -            -           -
                                                             -----------  -----------  ----------- -----------
Cash, ending                                                 $   794,060        -      $     -     $  794,060
                                                             ===========  ===========  =========== ===========
SUPPLEMENTAL DISCLOSURES:
 Non cash financing activities:
   Issuance of common stock for expenses                     $     9,500  $   21,920   $     -     $   86,420
                                                             ===========  ==========   =========== ===========


               See accompanying notes to financial statements.

                        SKREEM.COM CORPORATION AND SUBSIDIARY
                           (A Development Stage Company)
                           NOTES TO FINANCIAL STATEMENTS
                      At June 30, 1999, December 31, 1998 and 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

Business activity
-----------------

The Company, a Delaware corporation was incorporated on May 17, 1989, and is currently in the development stage. The Company intends to acquire and develop high technology software firms.

In April 1999 the Company changed its name from Commerce Centers Corporation to Skreem.com Corporation and approved a reverse stock split of 3 shares of outstanding stock for 5 shares. The report has been prepared as if the stock split had occurred at inception.

Accounting method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Principles of consolidation
---------------------------

The consolidated financial statements include the accounts of Skreem.com Corporation, a Nevada corporation. All material intercompany transactions have been eliminated.

Computer software costs
-----------------------

The Company expenses research and development costs related to software development that has not reached technological feasibility and started production for sale. Thereafter costs are capitalized and amortized over a maximum of five years or expected life of the product, whichever is less. Computer research and development costs of $16,959 were incurred in the current period ended June 30, 1999.

Income (loss) per share
-----------------------

The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding, after the stock split.

Statement of cash flows
-----------------------

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

                      SKREEM.COM CORPORATION AND SUBSIDIARY
                           (A Development Stage Company)
                           NOTES TO FINANCIAL STATEMENT


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY
(continued)

Financial instruments
---------------------

The Company estimates that the fair value of all financial instruments at June 30, 1999, December 31, 1998 and 1997 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets.

Dividend policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Estimates and assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

2.  INCOME TAXES

The Company complies with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. At June 30, 1999 the Company had a net operating loss ("NOL") carry forward for United States income tax purposes of approximately $205,841. The NOL carryforward expires in increments beginning in 2004. The Company's ability to utilize its net NOL carryforward is subject to the realization of taxable income in future years, and under certain circumstances, the Tax Reform Act of 1986 restricts a corporation's use of its
NOL carryforward.   The Company believes that there is at least a 50% chance
that the carryforward will expire unused, therefore, any tax benefit from the loss carryforward has been fully offset by a valuation reserve.

3.  ACQUISITION OF NEVADA  SKREEM.COM CORPORATION

In April 1999 the Company, Skreem.com Corporation, a Delaware corporation ("SCD") acquired all of the outstanding stock of Skreem.com Corporation, a Nevada corporation ("SCN") through a stock for stock exchange in which the stockholders of SCN received 9,600,000 post stock split common shares of the
SCD in exchange for  all of the stock of the SCN.   Skreem.com Corporation
("SCN") was incorporated in Nevada on January 29, 1999 for the purpose of developing high technology software. For reporting purposes, the acquisition is treated as an acquisition of the Company ("SCD") by Skreem.com Corporation of Nevada ("SCN") (reverse acquisition) and a recapitalization of SCN with its historical financial statements being combined with the Company's.
No proforma statements have been included since the acquisition is considered to be a reverse acquisition.

                 SKREEM.COM CORPORATION AND SUBSIDIARY
                     (A Development Stage Company)
                  NOTES TO FIANANCIAL STATEMENTS (continued)


4.  "Y2K"

Many computer programs have been written using two digits rather than four to identify the year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. This situation is commonly referred as "Y2K". The Company's computer equipment and software are year 2000 compliant.

5.  RELATED PARTY TRANSACTIONS

During February 1998, the Company issued 1,585,258 post stock split shares to five major stockholders and two persons who were both officers and directors. The consideration for the issuance was assumption of the Company's accrued liabilities in the amount of $21,920 by the above mentioned shareholders, and the agreement by them to fund future Company expenditures in the amount of $4,500.

The shares issued pursuant to the acquisition agreement as described in note 3 were issued to four individuals who collectively represent a controlling interest of the Company.

ANDERSEN, ANDERSEN & STRONG, L.C.
Certified Public Accounts and Business Consultants




Board of Directors
Skreem.com Corporation
Salt Lake City, Utah



We have compiled the accompanying consolidated balance sheet of Skreem.com Corporation as of September 30, 1999 and the related consolidated statements of operations for the three months and nine months ended September 30, 1999 and 1998 and from inception ( May 17, 1989) through September 30, 1999. We have also compiled the related consolidated cash flow statements for nine months ended September 30, 1999 and 1998 and from inception (May 17, 1989) through September 39, 1999. The compilations are in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The consolidated balance sheet of Skreem.com Corporation as of December 31, 1998 was audited by us previously in a report dated February 4, 1999 which expressed an unqualified opinion.



Salt Lake City, Utah
December 10, 1999

                     SKREEM.COM CORPORATION AND SUBSIDIARY
                        (A Development Stage Company)
                               BALANCE SHEETS
            Unaudited September 30, 1999 and Audited December 31, 1998



                                                   Sept. 30,      Dec. 31,
                                                      1999          1998
                                                   ---------     ----------

                                    ASSETS

CURRENT ASSETS:
  Cash                                              $ 615,825     $    -
  Demand notes receivable (note 5)                    155,050          -
  Marketable securities                                50,000          -
                                                   ----------    ----------
  Total current assets                                820,875          -


EQUIPMENT:
 Office equipment                                      13,380          -
 Accumulated depreciation                            (  2,007)         -
                                                   ----------    ----------

                                                       11,373          -
OTHER ASSETS:
  Organization costs net of amortization                  811          -
                                                   ----------    ----------
                                                    $ 833,059     $    -
                                                   ==========    ==========

                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses             $  11,322     $    -
                                                   ----------    ----------
  Total current liabilities                            11,322          -



STOCKHOLDERS EQUITY:
  Common stock, par value $.01;
   authorized 30,000,000 shares; issued and
   outstanding 13,520,315 and 2,920,200               135,203        29,202
  Capital in excess of par value                      960,561        62,218
  Receivable on shares issued                            -         (  4,500)
  Deficit accumulated during the
   development stage                                 (274,027)     ( 86,920)
                                                   ----------    ----------
   Total stockholders' equity                         821,737          -
                                                   ----------    ----------
                                                    $ 833,059     $    -
                                                   ==========    ==========

See accompanying notes and accountants' compilation report

                 SKREEM.COM CORPORATION AND SUBSIDIARY
                   (A Development Stage Company)
                 Unaudited Statements of Operations
              Three Months Ended September 30, 1999 and 1998
              Nine Months Ended September 30, 1999 and 1998
          And Inception (May 17, 1989) Through September 30, 1999




                                                                                                   Inception
                                      Three         Three            Nine           Nine          Through
                                      Months        Months           Months         Months       September 30,
                                       1999          1998             1999           1998           1999
                                    ----------     ----------     ----------     ----------     --------------

REVENUE

  Interest income                   $    9,137     $     -        $   14,833     $      -       $   14,833
                                    ----------     ----------     ----------     ----------     ----------
EXPENSES:

  General and administrative            75,986          2,118        199,808          6,353        286,728
  Depreciation and amortization          1,338           -             2,132           -             2,132
                                    ----------     ----------     ----------     ----------     ----------
  Total                                 77,324          2,118        201,940          6,353        288,860
                                    ----------     ----------     ----------     ----------     ----------
Net Loss per common share           $(  68,187)    $(   2,118)    $( 187,107)    $(   6,353)    $( 274,027)
                                    ==========     ==========     ==========     ==========     ==========

 Basic                              $(     .01)    $     -        $(     .02)    $     -
                                    ==========     ==========     ==========     ==========
Weighted average shares outstanding
 Basic                              13,520,000      1,335,057      9,856,464      1,335,057
                                    ==========     ==========     ==========     ==========







See accompanying notes and accountants' compilation report

                      SKREEM.COM CORPORATION AND SUBSIDIARY
                          (A Development Stage Company)
                       Unaudited Statements of Cash Flows
                     Nine Months Ended June 30, 1999 and 1998
               And Inception (May 17, 1989) Through September 30, 1999


                                                                    Inception
                                              Nine       Nine        Through
                                             Months     Months      Sept. 30,
                                             1999        1998         1999
                                             ------     ------     ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                 $(187,107) $(  6,353) $(  274,027)
 Adjustment to reconcile net loss to
  net cash used by operating activities:
    Depreciation and amortization              2,132       -           2,132
  Increase (decrease)in accounts payable      11,322      6,353       11,322
  Expenses paid with common stock              9,500       -          86,420
                                           ---------  ---------  -----------

   Net cash (used) by operations            (164,153)      -      (  174,153)
                                           ---------  ---------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Issuance of notes receivable              (155,050)      -      (  155,050)
  Purchase of marketable securities         ( 50,000)      -      (   50,000)
  Purchase of equipment                     ( 13,380)      -      (   13,380)
  Increase in organization costs            (    936)      -      (      936)
                                           ---------   ---------   ---------
  Net cash (used) by investing activities   (219,366)      -      (  219,366)
                                           ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common
   stock for cash                            999,344       -       1,009,344
  Net cash provided from financing         ---------   ---------   ---------
  activities                                 999,344       -       1,009,344
                                           ---------   ---------   ---------
NET INCREASE IN CASH                         615,825       -         615,825
                                           ---------   ---------   ---------
Cash, beginning                                 -          -            -
                                           ---------   ---------   ---------
Cash, ending                               $ 615,825   $   -       $ 615,825
                                           =========   =========   =========
SUPPLEMENTAL DISCLOSURES:
  Non cash financing activities:
   Issuance of common stock for expenses   $   9,500  $    -       $  86,420
                                           =========  ==========   =========






See accompanying notes and accountants' compilation report

                        SKREEM.COM CORPORATION AND SUBSIDIARY
                           (A Development Stage Company)
                           NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

Business activity
-----------------

The Company, a Delaware corporation was incorporated on May 17, 1989, and is currently in the development stage. The Company intends to acquire and develop high technology software firms.

In April 1999 the Company changed its name from Commerce Centers Corporation to Skreem.com Corporation and approved a reverse stock split of 3 shares of outstanding stock for 5 shares. The report has been prepared as if the stock split had occurred at inception.

Accounting method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Principles of consolidation
---------------------------

The consolidated financial statements include the accounts of Skreem.com Corporation, a Nevada corporation. All material intercompany transactions have been eliminated.

Computer software costs
-----------------------

The Company expenses research and development costs related to software development that has not reached technological feasibility and started production for sale. Thereafter costs are capitalized and amortized over a maximum of five years or expected life of the product, whichever is less. Computer research and development costs of $16,959 were incurred in the current period ended June 30, 1999.

Income (loss) per share
-----------------------

The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding, after the stock split.

Statement of cash flows
-----------------------

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

                   SKREEM.COM CORPORATION AND SUBSIDIARY
                      (A Development Stage Company)
                      NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS
ACTIVITY(continued)

Financial instruments
---------------------

The Company estimates that the fair value of all financial instruments at September 30, 1999 and December 31, 1998 do not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets.

Dividend policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Estimates and assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

2.  INCOME TAXES
----------------

The Company complies with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. At September 30, 1999 the Company had a net operating loss ("NOL") carry forward for United States income tax purposes of approximately $274,027. The NOL carryforward expires in increments beginning in 2004. The Company's ability to utilize its net NOL carryforward is subject to the realization of taxable income in future years, and under certain circumstances, the Tax Reform Act of 1986 restricts a corporation's use of its
NOL carryforward.   The Company believes that there is at least a 50% chance
that the carryforward will expire unused, therefore, any tax benefit from the loss carryforward has been fully offset by a valuation reserve.

3.  ACQUISITION OF NEVADA  SKREEM.COM CORPORATION
-------------------------------------------------

In April 1999 the Company, Skreem.com Corporation, a Delaware corporation ("SCD") acquired all of the outstanding stock of Skreem.com Corporation, a Nevada corporation ("SCN") through a stock for stock exchange in which the stockholders of SCN received 9,600,000 post stock split common shares of the
SCD in exchange for  all of the stock of the SCN.   Skreem.com Corporation
("SCN") was incorporated in Nevada on January 29, 1999 for the purpose of developing high technology software. For reporting purposes, the acquisition is treated as an acquisition of the Company ("SCD") by Skreem.com Corporation of Nevada ("SCN") (reverse acquisition) and a recapitalization of SCN with its historical financial statements being combined with the Company's.
No proforma statements have been included since the acquisition is considered to be a reverse acquisition.

                 SKREEM.COM CORPORATION AND SUBSIDIARY
                     (A Development Stage Company)
                  NOTES TO FIANANCIAL STATEMENTS (continued)



4.  "Y2K"

Many computer programs have been written using two digits rather than four to identify the year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. This situation is commonly referred as "Y2K". The Company's computer equipment and software are year 2000 compliant.

5.  DEMAND NOTES RECEIVABLE

As of September 30, 1999, the Company had demand notes receivable, including accrued interest as follows:

                Maker              Interest rate              Amount
                -----              -------------              ------
Organized Internet Services, Inc.      8%                    $50,142
Organized Internet Services, Inc.      8%                     50,646
Skreem Entertainment Corp.            10%                     54,261
                                                            --------
                                                            $155,050
                                                            ========

The notes due from Organized Internet Services, Inc. are each to be secured with 200,000 shares of common stock of the maker, however, delivery of the security had not been made as of September 30, 1999. The note due from Skreem Entertainment Corp. is secured by recording equipment.

6.  RELATED PARTY TRANSACTIONS

During February 1998, the Company issued 1,585,258 post stock split shares to five major stockholders and two persons who were both officers and directors. The consideration for the issuance was assumption of the Company's accrued liabilities in the amount of $21,920 by the above mentioned shareholders, and the agreement by them to fund future Company expenditures in the amount of $4,500.

The shares issued pursuant to the acquisition agreement as described in note 3 were issued to four individuals who collectively represent a controlling interest of the Company. The demand notes receivable as detailed in note 5 above were created in related party transactions since the Company's President is a major shareholder in both Organized Internet Services, Inc. and Skreem Entertainment Corp.

                                       PART III
                                       --------

ITEM 1. INDEX TO EXHIBITS
-------------------------

     Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

2        2.01       Plan and Agreement of Reorganization by and between
                    Commerce Centers Corporation and Skreem.com Corporation*

3(i)     3.01       Articles of Incorporation of the Company and related
                    Amendments*

3(i)     3.02       Article IV of the Articles of Incorporation*

3(ii)    3.03       Bylaws of the Company*

4        4.01       Specimen Stock Certificate*

10      10.01       Promissory Notes with
                    (a) Union Online Dated August 2, 1999
                    (b) Union Online Dated September 17, 1999
                    (c) Skreem Entertainment Corporation Dated August 20, 1999

27       27         Financial Data Schedule

                    * Previous filing

                                    SIGNATURES
                                   ------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

SKREEM.COM CORPORATION

/S/ Signature
-----------------------------
By:  Thomas Tedrow, President

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature                    Title                           Date
---------                    -----                           ----

/s/ signature
---------------
Thomas Tedrow       President, Director          January 10, 2000

/s/ signature
---------------
Mike Reynolds       Director                     January 10, 2000

/s/ signature
---------------
Jacob Nguyen        Treasurer, Secretary,
                    Chief Financial Officer
                    Director                     January 10, 2000